Filed by Apollo Strategic Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Apollo Strategic Growth Capital

File No.: 001-39576

Date: December 3, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):December 3, 2021

Apollo Strategic Growth Capital
(Exact name of registrant as specified in its charter)

Cayman Islands	001-39576	98-0598290
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9 West 57th Street, 43rd Floor

New York, NY 10019

(Address of principal executive offices, including zip code)

(212) 515-3200
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.00005 par value, and one-third of one warrant	APSG.U	New York Stock Exchange
Class A ordinary share	APSG	New York Stock Exchange
Warrants included as part of the units	APSG WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01. Regulation FD Disclosure.

On December 3, 2021, Apollo Strategic Growth Capital (“APSG” or the “Company”) announced that it had entered into a Business Combination Agreement on December 2, 2021 with GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (“GBT”), to form a combined company that will be the world’s leading B2B travel platform.

Pursuant to the proposed business combination (the “Business Combination”), among other things, the Company, which currently holds approximately $817 million in cash in trust, will combine with GBT at an estimated $5.3 billion pro forma market capitalization. Cash proceeds in connection with the Business Combination, which will be contributed to GBT, will be funded through a combination of the Company’s cash in trust and a $335 million fully committed, common stock private investment in public equity at $10.00 per share. The closing of the Business Combination is subject to the satisfaction of customary closing conditions, including approval by APSG’s shareholders and certain regulatory approvals. A copy of the press release announcing the transaction is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On December 3, 2021, APSG made available a pre-recorded joint investor conference call and associated materials to discuss the proposed transaction. A transcript of the pre-recorded conference call and the associated materials are furnished herewith as Exhibits 99.2 and 99.3, respectively, and incorporated by reference herein.

The information set forth in this Item 7.01 of this Current Report on Form 8-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of GBT, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “predicts,” “projects,” “should,” “could,” “would,” “may,” “will,” “continue,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of GBT and APSG as of the date of this communication, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this communication should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties, some of which are not currently known to GBT or APSG. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of APSG's final prospectus relating to its initial public offering and other filings with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements.

2

Most of these factors are outside APSG’s and GBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or GBT following the announcement of the transaction; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the Business Combination; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties described in APSG’s filings. APSG and GBT caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither APSG nor GBT undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the Business Combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

Additional Information and Where to Find It

In connection with the proposed Business Combination, APSG intends to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus and a preliminary proxy statement, and after the registration statement is declared effective, APSG will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. APSG’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about GBT, APSG and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of APSG as of a record date to be established for voting on the proposed Business Combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen, (212) 515-3200.

Participants in the Solicitation

APSG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the Business Combination. Information regarding APSG’s directors and executive officers is contained in APSG’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on November 29, 2021. Additional information regarding such participants will be contained in the proxy statement/prospectus relating to the proposed Business Combination and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

3

GBT and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from APSG’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus relating to the proposed Business Combination when available.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated December 3, 2021.
99.2	Transcript of Pre-Recorded Conference Call Released on December 3, 2021.
99.3	Investor Presentation, dated December 3, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 3, 2021	APOLLO STRATEGIC GROWTH CAPITAL

	By:	/s/ James Crossen
Name: James Crossen Title: Chief Financial Officer and Secretary

5

Exhibit 99.1

American Express Global Business Travel, the
world’s leading B2B travel platform, to go public
via combination with Apollo Strategic Growth Capital

•	American Express Global Business Travel delivers unrivaled value, choice and experiences through its leading B2B travel platform

•	American Express Global Business Travel and Apollo Strategic Growth Capital to combine at pro forma market capitalization of $5.3 billion

•	Transaction to provide up to $1.2 billion of gross proceeds, including an upsized and oversubscribed fully committed $335 million PIPE investment at $10.00 per common share with key investors including Apollo, Ares, HG Vora, Sabre and Zoom

•	Listing on New York Stock Exchange anticipated to accelerate growth strategy and provide additional investment capacity

•	New shareholders to join existing investors American Express Company, Certares and Expedia Group

New York – December 3, 2021 – American Express Global Business Travel (“GBT”), the world’s leading B2B travel platform, today announced its entry into a definitive business combination agreement with special purpose acquisition company Apollo Strategic Growth Capital (NYSE: APSG) (“APSG”). The combination is expected to create the world’s largest publicly traded B2B travel platform, which plans to list on the New York Stock Exchange (“NYSE”) under the new ticker symbol “GBTG”. Becoming a public company positions GBT to accelerate its existing growth strategy, while providing additional investment capacity and flexibility to create more value and choice for customers.

Communications platform company Zoom Video Communications; global travel technology company Sabre; APSG’s sponsor; an affiliate of alternative asset manager Apollo; funds managed by the private equity group of Ares Management Corporation (“Ares”); and investment adviser HG Vora, are among a new group of strategic and institutional investors committed to joining GBT’s upsized, oversubscribed PIPE. Upon the closing of the transaction, these companies will join American Express Company, one of the world’s largest payment and card services providers, Expedia Group, one of the world’s largest online travel businesses, and Certares, a travel investment specialist, as shareholders.

Paul Abbott, GBT’s Chief Executive Officer, said: “Becoming a public company will be a historic milestone on GBT’s growth journey. Commitments from new investors like Zoom, Sabre, Apollo, Ares and HG Vora are a huge vote of confidence in our business and the future of business travel, and meetings and events. We expect that becoming a listed company will give us the additional investment capacity to strengthen our commitment to providing unrivaled value, choice and experiences to our customers and partners.”

Sanjay Patel, CEO of APSG and Partner at Apollo, said: “We are delighted to support Paul and the GBT team alongside American Express Company, Expedia Group, Certares and the PIPE investors. We look forward to executing this combination and to supporting GBT’s future growth as a public company.”

Itai Wallach, Partner at Apollo, said: “American Express Global Business Travel is an industry leader with an incredible brand, strong management team and highly strategic shareholder base. This combination is an exciting and unique opportunity to support a leading company with strong staying power and the opportunity to accelerate its growth as a public company.”

Kelly Steckelberg, Chief Financial Officer at Zoom, said: “We are thrilled to invest in GBT and look forward to working with their talented team as they strive to deliver innovative and engaging virtual, face-to-face, and hybrid meeting and event experiences. Companies are increasingly looking for experts and best-in-class technology solutions for meetings and events in the new hybrid world, as evidenced by the demand for Zoom Events.

“Our companies share a relentless focus on the customer experience, and we are excited to leverage our Zoom Events solution to collaborate with GBT to bring unmatched meeting services to businesses of all sizes around the world,” added Steckelberg.

Under an 11-year agreement to take effect upon closure of the transaction, GBT will continue to have the right to use the American Express trademark in connection with the American Express Global Business Travel and American Express GBT Meetings & Events brands.

GBT Investment Highlights

o	Global leader in a $1.4 trillion industry with significant runway for growth
o	Leading B2B travel platform, with strong brand and strategic shareholders
o	Unique model with strong value proposition to customers and suppliers enabled by cutting-edge technology
o	Multiple avenues to accelerate growth and create value
o	Well-positioned for recovery in the large and resilient travel sector
o	Proven value creation through M&A and operational expertise
o	Strong financial performance, with proven track record of growth and profitability

Transaction Overview

The transaction implies a pro forma market capitalization of approximately $5.3 billion and a pro forma enterprise valuation of approximately $5 billion for GBT (assuming no redemptions by APSG’s shareholders).

Current GBT common equity holders are expected to roll their existing equity holdings into the combined company. The transaction is expected to provide up to approximately $1.2 billion in gross proceeds, comprised of APSG’s approximately $817 million of cash held in trust and the upsized $335 million fully committed common stock PIPE financing (the “PIPE Investment”). All references to transaction proceeds are subject to any redemptions by the public shareholders of APSG and payment of transaction expenses.

In addition, GBT has obtained commitments for an additional $1 billion term loan facility to be established under its existing credit agreement to repay approximately $600 million of certain existing term loan facilities and to provide an incremental $400 million of financing for general corporate purposes, including to backstop potential redemptions.

Both GBT and APSG boards of directors have approved the proposed transaction, which is expected to be completed in the first half of 2022 subject to the satisfaction of customary closing conditions, including approval of the business combination by APSG’s shareholders and certain regulatory approvals.

Upon the closing of the transaction, the combined company will be renamed Global Business Travel Group, Inc. and will continue to conduct its day-to-day business under its existing name and brand American Express Global Business Travel.

2

Webcast Information

GBT and APSG have posted a pre-recorded joint investor conference call and associated presentation materials to investors.amexglobalbusinesstravel.com to discuss the proposed transaction. The investor presentation will also be filed with the Securities and Exchange Commission (“SEC”) by APSG as an exhibit to a Current Report on Form 8-K which can be viewed on the SEC’s website at www.sec.gov.

###

Advisors

Credit Suisse, Goldman Sachs and Morgan Stanley & Co. LLC are acting as financial advisors to GBT. Skadden, Arps, Slate, Meagher & Flom LLP and Steptoe & Johnson LLP are acting as legal advisors to GBT.

Evercore is acting as financial and capital markets advisor to APSG. Houlihan Lokey also served as a financial advisor to APSG. Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal counsel to APSG.

Morgan Stanley & Co. LLC, Apollo Global Securities, Credit Suisse and Evercore acted as placement agents to APSG for the PIPE Investment. Kirkland & Ellis LLP acted as legal counsel to the placement agents.

About American Express Global Business Travel

American Express Global Business Travel (GBT) is the world’s leading B2B travel platform, providing software and services to manage travel, expenses, and meetings & events for companies of all sizes. We have built the most valuable marketplace in B2B travel to deliver unrivalled choice, value and experiences. With travel professionals in more than 140 countries, our customers and travelers enjoy the powerful backing of American Express Global Business Travel.

Visit amexglobalbusinesstravel.com for more information about GBT.

About Apollo Strategic Growth Capital

Apollo Strategic Growth Capital is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this press release, including market size and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “predicts,” “projects,” “should,” “could,” “would,” “may,” “will,” “continue,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of GBT and APSG as of the date of this press release, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this press release are subject to a number of factors, risks and uncertainties, some of which are not currently known to GBT or APSG. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of APSG's Annual Report on Form 10-K/A filed with the SEC on November 29, 2021 (the “annual report”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements. Most of these factors are outside APSG’s and GBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or GBT following the announcement of the transaction; (2) the inability to complete the business combination, including due to the inability to concurrently close the business combination and the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the business combination; (4) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (5) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the business combination; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties described in APSG’s annual report. APSG and GBT caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

3

Neither APSG nor GBT undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the business combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

Additional Information and Where to Find It

In connection with the proposed business combination, APSG intends to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus and a preliminary proxy statement, and after the registration statement is declared effective, APSG will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. APSG’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about GBT, APSG and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of APSG as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen (212) 515-3200.

Participants in the Solicitation

APSG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the business combination. Information regarding APSG’s directors and executive officers is contained in APSG’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on November 29, 2021. Additional information regarding such participants will be contained in the proxy statement/prospectus relating to the proposed business combination and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

GBT and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from APSG’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus relating to the proposed business combination when available.

Contacts

American Express Global Business Travel

Media:
Martin Ferguson
Vice President Global Communications and Public Affairs
martin.ferguson@amexgbt.com

Investors:
Barry Sievert
Vice President Investor Relations, American Express Global Business Travel
investor@amexgbt.com

Apollo Strategic Growth Capital

Media:
communications@apollo.com

Investors:
info@apollostrategicgrowthcapital.com

###

4

Exhibit 99.2

American Express GBT / Apollo Strategic Growth Capital
December 3, 2021

Speakers:

•	Barry Sievert – Vice President of Investor Relations, Amex GBT
•	Itai Wallach – Partner, Apollo Global Management
•	Paul Abbott – Chief Executive Officer, Amex GBT
•	Martine Gerow – Chief Financial Officer, Amex GBT

PRESENTATION

Barry Sievert: Welcome to the American Express Global Business Travel and Apollo Strategic Growth Capital investor webcast to discuss the proposed business combination.

Upon closing of the transaction, the combined company will become known as Global Business Travel Group. The investor presentation was filed as part of APSG's Form 8-K filed with the SEC that discloses the proposed business combination and it is recommended that you review the Form 8-K and all of its exhibits including the press release announcing the proposed transaction carefully before making any investment decision. These documents also contain important disclaimers and other information, including numerous risk factors as well as statements about forward-looking statements and non-GAAP financial measures included in the materials, which should also be read carefully.

Call participants are reminded that many of the comments today, including the content of the investor presentation contain forward-looking statements that are subject to substantial risks and uncertainties, which if they occur would likely materially affect results that are estimated, projected, sought, anticipated or expected.

No assurance can be given that future developments affecting GBT, APSG or the combined company will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive market, regulatory or other factors, many of which are beyond the control of GBT and APSG.

Should one or more of these risks or uncertainties materialize or should any of the assumptions prove incorrect actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time and it is not possible to predict them all.

The forward-looking statements that will be made include but are not limited to, GBT and APSG's expectations including statements as to future results of operations and financial position, planned product and services, business strategy and plans, the impact of the Egencia acquisition, objectives of management for future operations of the company, market size and growth opportunities, competitive position and technological and market trends. Plans, intentions or expectations disclosed in forward-looking statements may not be achieved and the recipient of this presentation should not place undue reliance on such forward-looking statements.

Any forward-looking statement made in this communication speaks only as of the dates of this communication. GBT and APSG are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This webcast has been prerecorded and there will not be a question-and-answer session as a part of today's presentation. I will now turn the call over to Mr. Paul Abbott, Chief Executive Officer of Amex GBT.

Paul Abbott: Thank you, Barry. I will start by introducing today's attendees. My name is Paul Abbott. I’m Chief Executive Officer of Amex GBT. I’m joined by Martine Gerow, who is our Chief Financial Officer. Also, Eric Bock who is Chief Legal Officer and Global Head of M&A, and we are also joined by Itai Wallach who is a partner at Apollo Global Management.

Today's agenda, we are going to start with a summary of the transaction and Apollo’s investment thesis. Then I’m going to take you through an overview of the Company, the key investment highlights, and then Martine will bring us home by taking us through the financial overview. I’m going to hand over to Itai to take us through the transaction summary.

Itai Wallach: Thank you, Paul. The proposed transaction is a business combination between American Express Global Business Travel and Apollo Strategic Growth Capital that would take Amex GBT public and we believe positions the Company for its next stage of growth.

The contemplated enterprise value is $5 billion, which represents 9.5x 2023 adjusted EBITDA, 9.9x 2019 actual adjusted EBITDA, and 5.9x run rate EBITDA, which essentially assumes a full industry recovery.

The sources and uses for this transaction are relatively simple. The cash sources include $817 million cash in trust from the SPAC and $335 million dollars coming from the PIPE which was oversubscribed and upsized. The cash uses include approximately $900 million of cash that will go to the balance sheet, which will leave the Company with well over a billion dollars of cash at close and then $164 million to retire an outstanding preferred equity tranche and then associated fees and expenses.

Pro forma for the transaction, existing shareholders will own approximately 76% of the Company. Public SPAC investors will own approximately 15%. PIPE investors will own approximately 6%, and a sponsor will own 2.6%.

And to provide additional incentive alignment with shareholders the sponsor will defer one-third of its promote, which will vest based on certain share price targets and will also be contributing $20 million of capital to the PIPE.

In conjunction with this announcement, the Company is also refinancing its capital structure, which is not contingent on this transaction and provides significant benefits, including adding significant incremental liquidity with longer maturity and lower interest rates and providing a solid balance sheet irrespective of redemption outcome to closing.

Moving onto page 8, Apollo has a particularly strong track record in travel, leisure, and business service verticals. We also have plenty of experience in the SPAC universe, including transactions where we acted as the SPAC sponsor and transactions where we actually sold companies to SPACs. And we are very excited to be partnering with Amex GBT on this transaction.

Our investment thesis here, which you can see on the right side of the page, is pretty simple. You have a company that plays a key role right at the center of the business travel ecosystem, connecting high value corporate travel clients with various travel suppliers. We have a strong management team and strategic partners with great reputations in both American Express and Expedia.

A solid track record of financial performance with a combination of organic growth and M&A, a direct way to invest behind corporate travel recovery by backing the industry leader, an attractive valuation of 9.5x 2023 EBITDA, which represents a meaningful discount to peers and also only assumes a 70% baseline industry recovery by 2023, which we think is conservative.

And then lastly, we think it’s an attractive entry point with significant upside from a combination of continued industry recovery, acceleration and organic share gain, recent acquisitions of Egencia innovations which cements the company’s leadership in the attractive SME space and represents an important growth lever, and then a combination of cost saving action over the last 12 months and the expected synergy from the Expedia innovation acquisitions.

So in conclusion, we believe this is an ideal SPAC candidate. It’s an industry leader, a great brand, strong historical financial performance, strategic shareholders, and all at a very attractive valuation. So now I’ll kick it off to Paul and Martine who will tell you not only about what makes GBT unique, but also why they are very excited about the company and its near-term growth prospects. Paul?

Paul Abbott: Thank you Itai. So I’m going to start with an overview of the company. Although we have been associated with travel for over 100 years, we are actually only a seven-year-old independent company since the separation from American Express in 2014. And that’s important because that separation from American Express has given us the opportunity over the last seven years to invest $600 million in creating a new agile technology platform and infrastructure.

We are the largest player in a $1.4 trillion market. We have built the world’s leading business-to-business travel platform. We’ve developed our own proprietary end-to-end digital solutions. We are the leader in business travel. We’re also the leader in meetings and events. We’ve developed software solutions that manage both business travel and related expenses, and importantly we have closed the acquisition of Egencia from Expedia.

And this is important for three key reasons. First of all, Egencia is the leading B2B SaaS solution in travel. Secondly, it strengthens our position in the important SME segment. The SME segment is, by far, the largest profit pool in business travel. It is the fastest growing segment and the highest margin segment and the segment that is recovering from the pandemic the quickest. And finally, it’s also important because it brings Expedia in as a shareholder. Expedia, of course, is the world’s second largest travel company.

A few statistics about the company, we in 2019, had $39 billion of total transaction volume. We had $2.8 billion of revenue, $502 million of adjusted EBITDA. We have had consistent revenue and EBITDA growth, revenue growth of 11% CAGR, adjusted EBITDA of 23%. We have completed nine value enhancing acquisitions since 2016. Our customer base is loyal and very stable. We have 95% customer retention. 67% of our transactions come through digital channels and combined with Egencia, we have 19,000 customers.

We also benefit from exceptional strategic investors. First of all, we have the powerful backing of American Express. We signed a new 11-year brand license agreement. There are three strategic benefits to the brand license agreement. First of course the brand, access to one of the most valuable brands in the world that stands for trust, safety, security and service.

Secondly, we have an exclusive lead generation partnership that gives us access to American Express’ business-to-business customer base. And third, we collaborate on product development and joint technology initiatives in travel and payments.

Also, as I mentioned, Expedia is a strategic investor in Amex GBT. Expedia is the world’s second largest travel company. We also signed a 10-year commercial agreement with Expedia to give us full access to all of Expedia’s negotiated hotel content. Not just in Egencia, but across all of GBT solutions.

I’d also like to touch on two strategic investors that are investing in the PIPE. Sabre, a $7 billion public company. Sabre provides technology solutions to airlines and to travel management companies. They are a critical part of the travel ecosystem. We’re delighted to have Sabre participate. I think a real vote of confidence in our business and in the industry.

And secondly, Zoom. Zoom of course are a leader in virtual communications. We are the leader in business travel and meetings and events. And we are working together to bring our software solutions together in ways that can create the best and most differentiated hybrid experience for our joint customers.

We are the largest player in what is a massively under penetrated industry. A $1.4 trillion industry. We are 40% larger than our nearest competitor with $39 billion of travel sales. But that is $39 billion of a $1.4 trillion market. So there is a tremendous runway for growth.

On the right-hand side here you can see that we are the leader in the global multinational segment with around 40% share. We’re also the leader in the SME segment, but with just 6% share. Again, showing the tremendous growth opportunity that we have within the SME segments.

And importantly here you’ll also see there’s a tremendous opportunity in what we call unmanaged SME. So these are small to midsize businesses that don’t have a sophisticated managed program that are using OTAs or airline websites direct. We believe this is a tremendous tailwind moving customers onto a fully managed travel program. And we have the perfect platform in Egencia to do exactly that. You can see here that business travel spend has historically grown at or above GDP. There have of course been previous disruptions. You’ll see here in 2001 with the September 11th attacks, 2008 global financial crisis.

In both cases in 12 to 24 months you’ll see that business travel volumes returned to previous levels and continued to grow at or above GDP.

On the right-hand side here, you’ll see six different external predictions on the recovery of business travel following the pandemic. Those six predictions range from 80% to 100% recovery by the end of 2023.

What's important here is that we have built our financial plan using a 70% recovery for 2023. And that's important not because we believe that it will be necessarily 70% and that we're more pessimistic than other participants, but we wanted to create a floor for investors to look at a recovery number in '23 and feel confident that there is upside in the assumptions that we've used for our 2023 plan.

So what is our role? Travel is a complex and fragmented ecosystem, and we sit at the center of this ecosystem. And we bring order and clarity to this ecosystem for customers and suppliers, 19,000 customers -- loyal satisfied customers, 95% customer retention, average 16 years of tenure for our top 100 customers.

We've built the most valuable marketplace in travel. We have the highest concentration of premium customers anywhere in the travel industry. That creates a 40% higher average ticket price, 40% higher average yield to suppliers, making us the most valuable marketplace in travel.

The platform delivers compelling value to both customers and suppliers. For customers, there are three main sources of value. We provide a fully integrated travel and expense platform that gives full visibility, control and compliance over your travel spend. Complete 24/7 global service, mobile chat -- desktop or voice -- speaking to one of our experienced travel counselors. And of course, savings, access to the most comprehensive and the most competitive content in the industry.

Again, three areas of value for suppliers, first of all, access to this most valuable customer base in travel, the highest concentration of premium travel demand. Secondly, we provide efficient distribution to that premium customer demand for suppliers. And third, we manage our suppliers' most valuable customers, and we enhance the service experience for those customers and provide a series of services that suppliers are just not capable of providing themselves.

That strong value proposition creates multiple revenue streams from customers and suppliers. And you'll see here on the customer side, we have three main sources of revenue. First of all, transaction fees, a fee we charge for managing each travel transaction. Secondly, management fees, and this is where we dedicate resources, generally to our larger customers. We have dedicated teams performing a range of services, many of our large customers outsource the entire management of travel end-to-end to us. So when we provide those dedicated resources, we charge the cost plus the management fee. And third, we sell a range of products and services. Our Neo online booking solution, our Neo expense platform, our data and insights products and our consulting services. So those are the three main sources of revenue from customers.

From suppliers, again three main revenue streams, a fee for each of the transactions that we complete for suppliers, a fee for each transaction from the GDSs -- from the global distribution systems, so Amadeus, and Sabre and Travelport. And third, a series of marketing and other revenue streams for providing marketing, data and consulting services to suppliers.

The blue area here you'll see are essentially our variable revenue streams that represent 76% of our revenues. The gray are our fixed or recurring revenues that come from products and professional services.

This creates a highly diversified business profile by geography, by customer segment, by revenue stream, fixed versus variable, and diversified across industry. And importantly because of this diversification we have very limited concentration risk. No single customer or supplier accounts for more than 6% of our total revenues.

We have a growing catalog of loyal blue-chip customers. You can see here that on average we win $2.6 billion of new business a year. That is the average from 2018 through 2020. 2020 was actually a record year at $3 billion of new sales. Our win-loss ratio is 2.4x, meaning for every dollar of business we lose we win 2.4 dollars, so consistently gaining share. We have a stable, loyal customer base, 95% retention, 16-year average tenure.

Importantly, we have changed the profile of the Company through growing our own SME franchise and through the acquisitions of both Ovation and Egencia. 50% of our profits now come from the SME segment. And again, that’s important because it’s the largest, fastest growing, and highest margin segment. And along the bottom here you'll see we have a significant share in some of the largest and highest-spending industries and travel.

So that completes the overview of the Company. This next section really covers the key investments highlights for the Company.

Why is this an attractive and differentiated investment opportunity? Well, there are six main reasons for that. We are a leading business-to-business travel platform, 40% larger than our nearest competitor in a $1.4 trillion industry with a significant runway for growth. We have a very strong brand and important strategic investors.

Second is that we have a unique business model that creates compelling value for customers and suppliers enabled by our own proprietary technology. We have multiple avenues to accelerate both topline growth and margin expansion. We are very well positioned for a recovery in what is a large and resilient travel sector. We have a significant M&A opportunity ahead of us, and we have the proven ability to create value and deliver results through M&A, and of course, we have the immediate opportunity of the synergies related to Egencia, which has just closed. And finally, we have a proven track record of delivering financial performance in terms of growth and profitability.

So, I mentioned we are the clear leader in B2B travel, and that leadership comes in three key areas – scale, technology and solutions – and why are these important? Well scale’s important because it gives us the global presence to serve our clients 24/7 around the world. Scale’s important because it helps us build a marketplace with the best content, the most comprehensive, the most competitive content. Scale also gives us efficiency and the ability to bring attractive pricing to our customers. And scale enables us to make the investments in technology and products that are required to compete.

Leadership and technology, as I mentioned, we invested $600 million in our products and our platform since the creation of the joint venture. You’ll see here some examples of those investments particularly in our mobile and digital capabilities.

And leadership in terms of solutions. We now have the market leading brands in each of the segments we serve. Whether you are a law firm looking for white glove service through Ovation. Whether you are a company looking to select a SaaS solution, a single platform to manage travel on a global basis through Egencia or a multinational company that is looking to manage travel and configure that solution on a global basis with Amex GBT. We have the leading solutions in each of the segments we serve. And you can see we also have the highest net promoter scores of any of the companies in our industry between Egencia and Amex GBT.

Importantly, we have a world-class team supported by long term shareholders. We have a talented and experienced and proven leadership team with a broad set of experiences from financial services, from consulting, from technology and travel. And a leadership team that is proven and has been able to deliver in a variety of different circumstances.

We also have a unique and differentiated business model and our business model operates as a flywheel. That starts with delivering unrivaled value to our customers. That has enabled us to create this largest aggregation of premium demand in travel. That allows us to be able to work with suppliers and give them efficient access to the most valuable customer base in travel.

Suppliers therefore will provide us with differentiated content, differentiated experiences and savings for this valuable customer base. That enables us to reinvest in our products and technology to create the world’s best B2B travel platform and so the flywheel continues to turn.

We’re going to go into each element of this in a little more detail. So first of all, how we create value for customers. We create value for customers really in three key areas; unrivaled value, unrivaled choice, and unrivaled experiences.

Unrivaled value really is all about the marketplace and having the most competitive and the most comprehensive content in the industry that delivers the highest level of savings in the industry. Unrivaled choice - nobody has a deeper and broader set of solutions than American Express GBT with market leading solutions in each of the segments we serve. And also, we have an unrivaled experience. We bring together the best people and the best technology. We believe that that is the magic formula in our industry. To bring that together in a true omnichannel experience for our clients in an integrated and seamless way.

This results in a loyal and high-quality customer base. You can see here, again, 81% of our top 100 customers have been with us for more than five years, 95% customer retention and a 16-year average tenure across our top 100 customers.

So how do we deliver unique value to suppliers? Well, it’s really in three key areas. First of all, our travelers are at least two times more valuable than leisure customers to suppliers. Business travelers may represent 30% of passenger numbers, but they can be 55% to 75% of supplier profits. And we have the highest concentration of these customers, and that creates a 40% higher yield than any other distribution channel that suppliers have.

So that enables us to create value in these three ways – giving access to this high value premium customer base, giving suppliers a platform where they can grow revenues and gain share through American Express GBT, and a platform that helps them also to distribute personalized and targeted content and offers.

So that differentiated value proposition enables us to invest in our product and technology value proposition. And what you’ll see here is the journey that we’ve been on since the creation of the joint venture, and where we have invested that $600 million. And the way to think about this is really in three key areas.

2015 to 2017 was really the creation of the platform, building out GBT’s new modern agile infrastructure. Then in 2016 we made an important strategic acquisition of KDS. KDS has evolved into what we call the Neo Technology Group. The Neo Technology Group is our center of excellence. It does all of our digital and e-commerce development. KDS was a travel software company that we have invested in and continue to grow, and now powers all of our mobile and digital e-commerce solutions.

More recently those technology investments have been focused on further strengthening our digital capabilities, acquiring a company called 30SecondsToFly to strengthen our AI capability, and then of course more recently the acquisition of Egencia, the leading B2B SaaS platform in travel.

Importantly, we have a significant runway for both top line growth and margin expansion. I mentioned before that we have a strong win-loss ratio, and our organic growth in terms of new sales has been accelerating, and that has really been driven by the investments we’ve made in our value proposition, but also a flight to quality over this last 18 months with customers really looking for trusted, proven travel management companies that can deliver in what are more complex travel circumstances.

Secondly, we have a tremendous lever to drive top line growth, which is continuing to grow our leadership position in the SME segment, fastest growing, highest margin, largest segment in travel. And third is our M&A opportunity. We have a robust pipeline of M&A including of course the synergies from Egencia and we have a proven track record in terms of delivering on the M&A synergies.

On the right-hand side we also have a number of levers for delivering margin expansion. Importantly, we have executed $235 million of permanent structural cost reductions. That represents about 14% of our overall cost base, 100% of this has been actioned, 80% of it has been realized, and the remaining 20% will be realized as volumes return.

Secondly, the synergies from M&A is an important margin improvement lever for us, and we have over $100 million of synergies related to the Egencia acquisition. And third, continuing to leverage the investments that we've already made in our technology platform, investors coming in now are going to benefit from the returns that we get on the $600 million that we've invested in our technology platform and, of course, the investment that we've made in Egencia.

And then finally, every dollar we move in terms of shift towards SME improves our margins. And we now have 50% of our profits coming from the SME segments and with the growth rates we're seeing from GBT, Ovation and Egencia, that mix will continue to increase.

So, on this page you will see a little more detail about our organic growth momentum, really driven by an increasingly relevant value proposition and the flight to quality. As I mentioned before, 2020 was a record year in terms of new wins, $3 billion of new volume. Also, our customer NPS scores have increased to an all-time high. Our traveler satisfaction is also up to 92% top two box. So we have a five point scale, the top two boxes are excellent and very good, 92% of travelers rate us as excellent or very good. And as I mentioned, we have the highest NPS scores in the industry. And importantly, 16 of our top 20 suppliers have been renegotiated in the last 18 months and 100% of those have been renewed at the same or better terms or the same or better content.

So, I think what this demonstrates is that we really do have a strong tailwind in terms of the investments we've made in our value proposition, the strength of our supplier relationships and the value that's delivered through our marketplace.

But just to zoom in a little bit on the SME segment. This page really just highlights the tremendous opportunity that we have in the SME segment, a $270 billion segment and that's just managed SME. Unmanaged is a further $670 billion. Although we are the number one player, we only have 6% share. The acquisition of Egencia and the acquisition of Ovation now give us three solutions to meet the needs of different segments within the SME segment. And having the market leading solutions in each of the SME segments really puts us in an even stronger position to accelerate growth.

So, let's just take a closer look at the Egencia acquisition. The Egencia acquisition closed on the first of November 2021. It is not only a very important financial transaction, but it's a very important strategic transaction. Financially the transaction values Egencia at $750 million, which was 19x Adjusted EBITDA. But after synergies that will be around 5x 2019 Adjusted EBITDA.

So, a very attractive financial deal, but also strategically it doubles our presence in the important SME segment. It has the leading digital first solution to manage B2B travel. It adds Expedia as a shareholder and importantly gives us access to all of Expedia's content.

So, I mentioned the importance of margin expansion and the $235 million of permanent cost savings. What you see here is a breakout of the $235 million in savings. Those savings come from vendor cost reductions that have been actioned, real estate changes, and closures that have been actioned, and $160 million of productivity-related actions. And as I mentioned before, 100% of this has been executed, 80% of it has been already realized.

And the remaining 20%, because it’s productivity-related, will come as volumes return. The next page is just some research from Bank of America, it captures really the fact what we’re seeing is more and more customers returning to travel, more and more customers feeling confident about the return to travel. You will see 74% of customers say that their business travel spend will be the same or higher in the future than before the pandemic. 79% of customers are ready to take their next trip before the second quarter of 2022. And importantly we are already seeing this in our own recovery numbers.

And you can see that here on the next page. So, here is the data for our volumes through the week ending November the 20th. And what you can see on the left-hand side is a steady improvement week-over-week - around one to two points improvement every week really. In particular, since Labor Day at the beginning of September, if you look at the week ending November the 20th, total gross air transactions were 50% recovered. So, 50% of 2019 volume already returned. And that’s important in the context of the 70% recovery that we have in our model for 2023.

So, from where we are right now you would need a 20% additional recovery as we go through from now until the end of 2023. You will see that AmEx GBT is at 47% recovered, the Egencia business at 58% recovered, and Ovation at 60% recovered. And that is because the Egencia and Ovation businesses are more concentrated in the SME segment and as I mentioned before, SME overall is recovering a lot quicker from the pandemic. We have also clearly seen that where governments are relaxing travel restrictions, demand comes back, and comes back consistently and strongly.

And we expect this trend to recover. Of course, there could be some bumps along the way. But as governments have learned to, I think, manage in a more complex travel environment with simpler and more consistent restrictions, we expect this gradual recovery to continue.

So, the next page just is a snapshot of our history in terms of M&A and the opportunity that we have in M&A.

What you will see on the left-hand side of the page here is that we have completed nine acquisitions since the creation of the joint venture. The ones in blue are capability acquisitions. The others were really more about building scale, either globally or in certain geographies. So, the capability acquisitions, as I mentioned before, were really strengthening our product and technology capabilities - KDS, a travel software company, 30SecondsToFly, A.I. company, Egencia, the leading B2B SaaS platform in travel. Banks Sadler was a specific capability for our meetings and events business.

We're taking a look on the right-hand side at an example here. We acquired HRG in July of 2018. HRG was at the time the fourth largest TMC globally. You can see we acquired $62 million of adjusted EBITDA at an 11.4 multiple. Post-synergy, that multiple is 6.8x. And actually, by the end of 2022 that multiple will be 5.8x fully realized.

And it's an important example because Egencia today is the fourth largest TMC globally. And we have a very similar post-synergy multiple for the Egencia transaction. So, I think it should give investors confidence in our proven ability to deliver against the synergy target that we have.

And we have a very robust pipeline of M&A ahead of us in an industry that is very fragmented and consolidating and consolidating faster than it has in the past. So, my final slide before I hand to Martine is we have, importantly, a proven financial track record. You'll see our revenue performance, a 17% CAGR including Egencia, 11% excluding. Our adjusted EBITDA performance of 25% including Egencia, 23% without. Our margin expansion has increased by 400 basis points from 2015 through 2019 from 14% to 18%. And an attractive free cash flow conversion at 80%, as you can see here, in 2019.

So that completes the investment highlights section and now I'd like to hand over to Martine to take us through the financials.

Martine Gerow: Thank you, Paul. So, as you heard, we are very well on our way to execute our structural cost-savings plans of $235 million, having actioned all the programs and already realized 80% of expected fully realized benefits. So, this combined with Egencia's synergies will enable us to exceed our pre-COVID EBITDA in 2023, even if only 70% of the demand of business travel has returned by then.

And we consider 70% recovery in 2023 to be a floor and targeted our level of permanent savings to allow us to return to pre-COVID EBITDA at that 70% level. We actually believe this is a conservative view as several experts predict 80% to 100% recovery in 2023. Should business travel demand recover faster, we have significant upside potential to our 2023 projection as you can see on this page where we have represented 2023 EBITDA at various recovery levels. And essentially each 10 points of recovery between 70% and 100% is worth about $110 million in EBITDA.

So as an example, should the industry be fully recovered in 2023, we would achieve $846 million of EBITDA, which is a 61% upside to our 2023 projection, and therefore we believe that GBT valuation at 9.5x our 2023 projections present significant upside should business travel recover faster.

As you can see on this EBITDA build, we project to grow by 1.8x or $384 million our EBITDA when we’re back at 100% of industry demand. There are fundamentally three drivers that are underlying EBITDA growth – our structural cost savings program of $235 million, the acquisition of Egencia which had a $40 million EBITDA in 2019 pro forma adjustment to reflect revenue and cost structure post separation from Expedia, and Egencia fully realized synergies of $109 million, which are comprised of $75 million of supplier-harmonization benefits and $35 million of cost synergies primarily from real estate consolidation so little execution risk with respect to cost synergies.

On this page we have laid out companies which we consider as the most relevant peer set in the business services and corporate travel sectors. We believe GBT’s is a superior investment opportunity as compared to this peer set. The transaction is priced at very attractive EBITDA and cash flow multiples. We are a scaled player with combined bookings value of close to $40 billion pre-COVID. We have built a superior product and technology platform on the back of significant investments which we have made since 2014.

M&A will continue to be part of our value creation story in an industry that remains very fragmented and as such offers attractive opportunities. We have very deep and very stable customer relationships. Our revenues are well diversified across customer sectors and suppliers. And finally, we have limited Capex needs, which leads to a high 80% cash flow conversion.

We also believe that the valuation is attractive with an EBITDA multiple of 9.5x 2023 EBITDA and 9.9x 2019 EBITDA, which as you can see here is a very meaningful discount to the peer set which trades at a multiple in the low teens for travel companies to the low 20s for professional and services company. And finally, GBT has greater margin expansion runway as compared to the peer set. Our structural cost actions will enable us to improve EBITDA margin by 400 basis points in 2023 as compared to 2019 with a projected 22% EBITDA margin in 2023. And as indicated previously, we only need 70% of the business travel demand recovered to achieve this. As the industry moves to full recovery, we have opportunities for further operating leverage.

And this concludes today’s presentation, and I will turn it back to Paul for closing comments.

Paul Abbott: Thank you very much Martine. So, I hope that you can see we are very well positioned with multiple avenues to accelerate growth and create value. Also, that now really is the ideal time for investors to invest in American Express GBT for us to enter the public market with really strong, strategic and financial backers. And we look forward to continuing our engagement with investors and thank you very much for your interest.

Exhibit 99.3

December 2021 INVESTOR PRESENTATION

Legal Disclaimer

This confidential presentation (the “Presentation”) has been prepared by GBT JerseyCo Limited (“GBT” or the “Company”) and Apollo Strategic Growth Capital (the “SPAC”) in connection with a potential business combination involving the Company and the SPAC (the “Transaction”) and is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. This Presentation includes the slides that follow, the oral presentation of the slides by members of the Company or the SPAC or any person on their behalf, the question-and-answer session that follows that oral presentation, copies of this document and any materials distributed at, or in connection with, that Presentation. By participating in the meeting, or by reading the Presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation.

GBT is a joint venture that is not wholly owned by American Express or any of its subsidiaries.

Confidentiality

This Presentation is being delivered on a confidential basis. By accepting this Presentation, each recipient and its directors, partners, officers, employees, attorney(s), agents and representatives (collectively, the "recipient") agrees: (i) to maintain the confidentiality of all information that is contained in this Presentation and not already in the public domain; and (ii) to return or destroy all copies of this Presentation or portions thereof in its possession following the request for the return or destruction of such copies. Under no circumstances may a copy, in any format, be shown, reproduced, transmitted, or otherwise provided to any person other than the authorized recipients. Neither this Presentation nor any of its contents may be disclosed or used for any purposes other than information and discussion purposes without the prior written consent of the Company and the SPAC. You agree that you will not copy, reproduce or distribute this Presentation, in whole or in part, to other persons or entities at any time without the prior written consent of the Company and the SPAC.

No Offer or Solicitation

This Presentation is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the potential Transaction or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The Company and the SPAC expressly reserve the right, at any time and in any respect, to amend or terminate the Transaction, to terminate discussions with any or all potential investors, to accept or reject any proposals and to negotiate with, or cease negotiations with, any party regarding a transaction involving the Company and the SPAC.

The securities (the “Securities”) to which this Presentation relates have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction, and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the Securities must continue to be held unless a subsequent disposition is registered under the Securities Act or exempt from the registration requirements of the Securities Act. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY OTHER SECURITIES COMMISSION OR SIMILAR REGULATORY AUTHORITY, IN THE UNITED STATES OR ELSEWHERE, HAS REVIEWED, APPROVED OR DISAPPROVED OF THE SECURITIES OR THIS PRESENTATION OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE, AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Changes and Additional Information in Connection with SEC Filing

If the Transaction is pursued, the SPAC will be required to file a proxy statement/prospectus on Form S-4 relating to the business combination and other relevant documents with the SEC. You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they will contain updates to the financial, industry and other information herein, as well as important information about the SPAC, the Company and their contemplated Transaction.

No Representations and Warranties

This Presentation is for informational purposes only and does not purport to contain all information that may be required or relevant to an evaluation of the Transaction, and you will be responsible for conducting any investigations and analysis that you deem appropriate and for seeking independent advice as to the legal, tax, accounting, financial, credit and other related advice with respect to the Transaction.

Neither the Company and the SPAC nor any of their respective directors, officers, employees, advisors, representatives or agents make any representation or warranty of any kind, express or implied, as to the value that may be realized in connection with the Transaction, the legal, regulatory, tax, financial, accounting or other effects of a Transaction or the accuracy or completeness of the information contained in this Presentation, and none of them shall have any liability based on or arising from, in whole or in part, any information contained in, or omitted from, this Presentation or for any other written or oral communication transmitted to any person or entity in the course of its evaluation of the Transaction. Only those representations and warranties that are expressly made by the Company or the SPAC in a definitive written agreement with respect to the Transaction, if executed, and subject to the limitations and restrictions specified therein, shall have any legal effect. No warranty of any kind, implied, expressed or statutory, is given in conjunction with the information set forth herein. The Company makes no representations or warranties, express or implied, as to the accuracy or completeness of any information, statements and estimates presented herein. Neither the SEC nor the securities regulatory authority of any state, foreign or other jurisdiction has passed upon the merits of, or the accuracy or adequacy of, any of the information contained in this Presentation.

The Company and the SPAC reserve the right to amend or replace this Presentation at any time but none of the Company or the SPAC, their respective subsidiaries, affiliates, legal advisors or financial advisors shall have any obligation to update or supplement any content set forth in this Presentation or otherwise provide any additional information to you in connection with the Transaction should circumstances, management's estimates or opinions change or any information provided in this Presentation become inaccurate.

Forward-Looking Statements

This Presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, the impact of the Egencia acquisition, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “predicts,” “projects,” “should,” “could,” “would,” “may,” “will,” “continue,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company and the SPAC as of the date of this Presentation, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Legal Disclaimer

The forward-looking statements and financial forecasts and projections contained in this Presentation are subject to a number of factors, risks and uncertainties, some of which are not currently known to us. You should carefully consider the risks and uncertainties described in the Summary Risk Factors contained in this Presentation and in the "Risk Factors" section of the SPAC's Registration Statement on Form S-1 (File No. 333-248847) (the "Registration Statement"), its Annual Report on Form 10-K/A for the year ended December 31, 2021 (the "Annual Report"), and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021 (the "Quarterly Reports"). In addition, there will be risks and uncertainties described in the registration statement on Form S-4 relating to the Transaction, which is expected to be filed by the SPAC or the Company and its affiliates with the SEC and other documents filed by the SPAC or the Company or its affiliates from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements.

Most of these factors are outside the SPAC's and the Company's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the SPAC or the Company following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the business combination and the private placement of common stock or due to failure to obtain approval of the stockholders of the SPAC; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (4) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (5) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the Transaction; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties described in the Registration Statement, the Annual Report and the Quarterly Reports, including, in each case, those described in the "Risk Factors" section therein. The SPAC and the Company caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither the SPAC nor the Company undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Use of Projections

This Presentation contains projected financial information with respect to the Company, including, but not limited to, estimated results for fiscal years 2021 through 2023. Such projected financial information constitutes forward-looking information and are presented as goals or an illustration of the results that could be generated given a set of hypothetical assumptions that may prove to be incorrect. Such projected financial information should not be viewed as guidance and is not based on the Company's historical operating results and should not be relied upon as necessarily indicative of future results or the Company's actual economics.

The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties, a number of which are beyond the control of either the Company or the SPAC and subject to change, including the duration and ongoing impact of the COVID-19 pandemic, that could cause actual results to differ materially from those contained in the prospective financial information. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither the SPAC's nor the Company's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company's business or the extent to which any factor, or combination of factors, may cause the Company's actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition. In addition, the analyses of the Company and the SPAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, the SPAC or any other entity.

Industry and Market Data

This Presentation also contains information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, none of the Company, the SPAC or the third party can guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. The Company and the SPAC have not independently verified any such third party information, and make no representation as to the accuracy of, such third party information.

Financial Statements and Certain Financial Measures

The 2015–2020 historical financial data included in this Presentation has been derived from the Company's 2015–2020 financial statements, which were prepared in accordance with United States generally accepted accounting principles ("GAAP") and are subject to an update based on an ongoing audit in accordance with PCAOB standards.

Certain financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by the SPAC with the SEC. Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA and Free Cash Flow, have not been prepared in accordance with GAAP. Please refer to page 48 of this Presentation for additional details. The Company and the SPAC believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. The Company's management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. The Company and the SPAC believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income and cash flows that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income and cash flows are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results and reconciliations to the most directly comparable GAAP measure are provided on page 48 of this Presentation.

Trademarks, Service Marks and Trade Names

The Company and the SPAC own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with the Company or the SPAC, or an endorsement or sponsorship by or of the Company or the SPAC. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company or the SPAC will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Today’s Attendees 4 MARTINE GEROW Chief Financial Officer ERIC BOCK Chief Legal Officer, Global Head M&A ITAI WALLACH Apollo Global Management PAUL ABBOTT Chief Executive Officer

Today’s Agenda 5 2 Global Business Travel At A Glance 3 Key Investment Highlights 4 Financial Overview 5 Supplemental Materials 1 Transaction Summary

SECTION 1 Transaction Summary 6

Transaction Summary

Transaction Details

Overview

- American Express Global Business Travel ("GBT") – the world leader in B2B software and services for travel – intends to become a public company through a business combination transaction with Apollo Strategic Growth Capital (NYSE:APSG)
- APSG is a publicly listed Special Purpose Acquisition Company ("SPAC") with $817MM cash in trust
- PIPE of $335MM is being raised in connection with the transaction

Valuation

- Pro Forma Enterprise Value of $4,984MM:
  - 9.5x pro forma 2023E Adj. EBITDA of $527MM (1)
  - 9.9x pro forma 2019A Adj. EBITDA pre-cost savings and synergies of $502MM (1)
  - 5.9x run-rate pro forma Adj. EBITDA of $846MM (1)

Incentive Alignment

- Seller earn-out of up to 15MM shares, subject to vesting milestones based on share price appreciation, aligning value creation incentives (2)
- Deferral of 6.7MM shares of the sponsor promote, with vesting conditional on the same share price appreciation milestones (2)
- Sponsor is committing $20MM to the PIPE

Pro Forma Valuation

($MM, unless otherwise noted)	
Share Price ($)	$10.00
Pro Forma Shares Outstanding (MM) (3)	531.6
Total Equity Value	5,316
Debt (4)	1,041
Cash (5)	(1,373)
Total Enterprise Value	**$4,984**
EV / 2023E Pro Forma Adj. EBITDA	*9.5x*

Illustrative Sources

($MM, unless otherwise noted)	
SPAC Cash in Trust	$817
Sponsor Promote (6)	137
PIPE	335
Equity Rollover (7)	4,027
Total Sources	**$5,316**

Post-Combination Ownership at Close (8)



GBT Existing Shareholders
SPAC Public Shareholders
PIPE Shareholders
Sponsor Promote
15.4%
6.3%
2.6%
75.8%

Illustrative Uses

($MM, unless otherwise noted)	
Cash to Balance Sheet	$897
Sponsor Promote (6)	137
Equity Rollover	4,027
Preferred Equity Paydown	164
Transaction Costs	90
Total Uses	**$5,316**

Notes:

1. *Run-rate pro forma Adj. EBITDA of $846MM calculated as 2019A pro forma Adj. EBITDA of $502MM plus GBT standalone cost savings of $235MM plus run-rate synergies from Egencia acquisition of $109MM. Refer to the Supplemental Materials section for non-GAAP reconciliations*
2. *50% of earn-out and deferred shares vest at $12.50 20-day VWAP and remaining vest at $15.00 20-day VWAP*
3. *Excludes any potential dilutive impact of outstanding warrants*
4. *Debt balance reflects refinancing of the existing term loans resulting in incremental cash balance on 02-Dec-21*
5. *Assumes estimated available cash balance of $475MM as of 31-Dec-21*
6. *Includes 75,000 sponsor shares held by APSG's independent directors*
7. *Subject to adjustment pursuant to Business Combination Agreement for treatment of preferred equity paydown*
8. *Assumes no shareholder redemptions. No incremental dilution at close from sponsor promote deferral of 6.7MM shares and seller earn-out of up to 15.0MM shares*

7

Apollo Strategic Growth Capital Is an Extension of Apollo’s Global Integrated Platform 8 15 Global Offices $472Bn AUM 39% IRR Since 1990 (1) 550+ Investment Professionals 1990 Founded Apollo Strategic Growth Capital’s Investment Thesis for GBT ► High - value player at the center of the business travel ecosystem ► Strong, seasoned management team and exceptional strategic partners in American Express and Expedia ► Track record of organic growth, accretive M&A, cost reductions and free cash flow generation ► Attractive way to invest behind a thesis of near - term travel recovery by backing the industry leader ► Attractive valuation of 9.4x 2023 pro forma Adj. EBITDA represents a meaningful discount to key publicly traded peers in travel and business services ► Attractive entry - point with significant upside from continued corporate travel recovery and other tangible growth levers (e.g., SME expansion through Egencia and Ovation acquisitions, achievement of synergies, etc.) 1 2 3 4 5 Significant Investment Experience in Travel, Leisure and Business Services & Date: Transaction EV: Total Proceeds: 29 - Oct - 2020 $1,900MM $1,040MM Apollo - Sponsored De - SPACs Date: Transaction EV: Total Proceeds: 09 - Jul - 2021 $1,267MM $557MM & GBT fits squarely in APSG’s wheelhouse, and we believe this transaction is a rare opportunity to capitalize on an extended period of market uncertainty and invest in a market leader at a compelling valuation 6 Notes: All figures as of 30 - Jun - 2021 unless otherwise noted 1. Gross IRR across traditional private equity funds since 1990

SECTION 2 GBT at a Glance 9

The Global Leader in B2B Travel 10 $600MM (as of 2021) Total completed investment in product & platform (1) ~ 1 9K (2019) Corporate customers (2) 6 7% (2019) o f transactions through digital channels (2) $2. 8 Bn (2019) Total Revenue (2) , 11 % CAGR (3) $ 502 MM (2019) Adj. EBITDA (2) , 2 3%+ CAGR (3) >95% (2 019) Customer Retention 9 (as of 2021) Value - enhancing acquisitions since 2016 (2) $ 39 Bn (2019) Total Transaction Value (TTV) (2) ► 100 years of travel experience (carved out from American Express in 2014) ► World’s leading B2B travel platform by total spend with the largest concentration of high - value travelers ► Proprietary end - to - end digital solution and innovation hub powering omni - channel service platform ► Leading Meetings and Events solutions provider ► Leading Travel and Entertainment (“T&E”) and expense management software ► Egencia acquisition will further strengthen presence in the high - value U.S. Small and Medium Enterprise (“SME”) segment and adds leading digital platform ► Industry - leading compliance and ESG program Notes: 1. Excludes purchase price for acquisition of Egencia 2. Pro forma for Egencia 3. 2015 - 2019A CAGR; excludes Egencia

Exceptional Strategic Partners With Best-in-Class Brands

AMERICAN EXPRESS GLOBAL BUSINESS TRAVEL

AMERICAN EXPRESS

- **~$120Bn** Market Cap[(1)]
- **11 Year Brand Licensing Agreement**[(2)]
- **~30%** Pro Forma Ownership[(3)]
- **Well-Known & Trusted Brand**
- **$1.0Tn** Network volumes[(4)]

Strategic Benefits to GBT

- ► Brand halo created by one of the most recognized/trusted brands in the world
- ► Lead generation
- ► Joint customer initiatives and product development

expedia group

- **World's 2nd Largest Travel Company**
- **10 Year Strategic Commercial Partnership**[(5)]
- **~14%** Pro Forma Ownership[(3)]

Strategic Benefits to GBT

- ► Partnership with leading B2C travel platform
- ► Full access to Expedia's proprietary hotel content and rates

Other Key Shareholders with Strong Travel / Technology Experience

APOLLO Certares QIA BlackRock[(6)]

TRS Sabre zoom

New strategic investors participating in the PIPE

Notes:

1. *As of 29-Nov-2021*
2. *American Express brand licensing will be effective upon GBT going public. Expires Q1 2033 assuming the GBT / APSG transaction consummates by Q1 2022.*
3. *Reflects ownership at close pro forma for the Egencia and GBT / APSG transactions. Pro forma ownership based on current assumptions on purchase price allocation*
4. *Per American Express 2020 10-K*
5. *Expedia strategic agreement effective at Egencia closing. Expires Q4 2031*
6. *©2019 BlackRock, Inc. All Rights Reserved. BLACKROCK is a registered trademark of BlackRock, Inc. All other trademarks are those of their respective owners.*

11

The Largest Player in a Massively Underpenetrated Industry

GLOBAL BUSINESS TRAVEL

2019 Managed Global Business Travel Spend per Travel Management Company ("TMC")(1)(2)



($Bn)
~40% larger in TTV than the next closest competitor
~$330
$39
(1)
$28
$23
$8
$7
$6
~$220
Total GBTS Managed
GLOBAL BUSINESS TRAVEL
BCD travel
CWT
ctm
FCM
Direct Travel
Long Tail of Vendors

Total Global Business Travel Spend of $1.4Tn(3)



In-Destination(4) ~$430Bn
GMN(4) ~$60Bn
Managed SME(4) ~$270Bn
Unmanaged SME ~$675Bn
40%
60%
GLOBAL BUSINESS TRAVEL $23Bn(5)
6%
94%
GLOBAL BUSINESS TRAVEL $16Bn

Source: Travel Weekly 2020 Power list, GBTA, JP Morgan T&E Benchmark, ARC, Phocuswright, Airlines for America, European Business Travel Barometer survey, iResearch China, CWT Public Filings

Notes:

1. *GBT includes ~$8Bn TTV from Egencia; BCD includes ~$11Bn TTV from affiliates; CTM pro forma for T&T acquisition*
2. *Not a comprehensive list of all TMCs, only TMCs known to have $5Bn+ TTV shown*
3. *$1.4Tn reflects 2019 worldwide corporate travel spend including in-destination spend per GBTA. Segment sizes are estimated*
4. *"GMN" represents Global & Multinational Enterprises; "SME" represents Small & Medium Enterprises; In-destination includes entertainment and meals*
5. *Amount is pro forma for Egencia*

12

Decades of Consistent Growth in Worldwide Business Travel Spending Business Travel Spend Has Historically Grown at 4%+ 13 Source: Global Business Travel Association; IATA (Aug - 2021), USTA (Jul - 2021), Fitch (Jun - 2021), Deloitte (Aug - 2021), Euromonitor (Sep - 2021), PwC (Apr - 2021) Notes: 1. IATA baseline travel projection (incl. leisure) for reference 2. Management estimate Business Travel $1Tn+ Opportunity by 2023 Global Business Travel Spend ($Tn) 0.0 0.4 0.8 1.2 1.6 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 0 20 40 60 80 100 120 '19A '20A '21E '22E '23E '24E '25E Global Business Travel Spend, indexed to 100 for 2019 Other experts predict ~80 - 100% recovery by 2023 GBT is modeling ~70% recovery by 2023 (2) Fitch PwC Deloitte (US) USTA (U.S. Domestic) IATA (1) Euromonitor Some experts predict ~75 - 85% recovery by 2022

Amex GBT Sits at the Center of the Business Travel Ecosystem

GLOBAL BUSINESS TRAVEL

- ✓ ~19,000 customers globally[1]
- ✓ 95%+ customer retention rate
- ✓ 16 year average tenure of top 100 customers
- ✓ No single customer or supplier over 6% of revenue



Blue-Chip Clientele
IBM
Microsoft
WorldBank
EY
BCG
Dell
KPMG
Intel
ITW
GM
Sanofi
UPS
Aon
IPG
Morgan Stanley
Goldman Sachs
Credit Suisse
Corning
GLOBAL BUSINESS TRAVEL
neo
Top-Tier Global Travel Suppliers
UNITED
Hilton
Hertz
American Airlines
AIRFRANCE
AVIS
DELTA
Marriott
Intermediaries
amadeus
Sabre
Travelport
SAP Concur

- ✓ Marketplace with the most comprehensive and competitive content in the industry
- ✓ Greatest concentration of high-value travelers
- ✓ Relationships with 90+ global airlines and 100+ hotel groups
- ✓ 40% higher average air ticket prices booked than TMC benchmark[2]

Notes:
1. *2019 pro forma for Egencia*
2. *Per IATA DDS*

14

The Platform Delivers Compelling Value to Customers & Suppliers… 15 What We Do for Customers What We Do for Suppliers Fully integrated travel and expense management platform • Integrated end - to - end solutions enabling full travel spend visibility, control and compliance • Detailed reporting and insights tools at customers’ fingertips, including sustainability metrics Complete traveler experience • Global, high - touch, 24/7 service enables seamless search, booking and changing of travel, including disruption management • Traveler location tracking based on real - time data to keep travelers safe and productive Savings through differentiated supplier content • Access to GBT platform’s comprehensive content, value and relationships Access to the largest set of premium corporate customers • Business travelers are ~2x more valuable to suppliers vs. leisure travelers • GBT has 40% higher average air ticket prices booked than the TMC benchmark Cost - efficient, high ROI distribution channel • Serve as an effective extension of suppliers’ sales and marketing functions • Valuable insights and reporting on customer dynamics Enhance the customer experience • Exceptional service, buying experience and disruption management GBT’s leading position, best - in - class technology solutions and customer service create a highly compelling value proposition to customers and suppliers, we believe making GBT the most valuable marketplace in corporate travel

… Allowing GBT To Generate Multiple Revenue Streams 16 c Travel Revenues (76%) (1) GBT receives transaction fees for travel services Suppliers pay GBT for content distribution and promotion GBT is paid for each transaction booked through the GDS 1 2 3 Product and Professional Services Revenues (24%) (1) GBT is paid fixed fees for staffing, including account management Subscription fees and professional service fees for value - added products and services Income received from suppliers for marketing, products and other professional services including consulting 4 5 6 Customers Suppliers Net GDS Revenue 3 Transaction Fees 1 Products and Services Revenue 5 Management Fees 4 Fees, Incentives and Preferred Extras 2 Marketing and Other Revenue 6 GDS and NDC Content Notes: 1. Revenue split based on 2019 actual revenue, excluding Egencia

Highly Diversified Business Profile 17 Notes: 1. “GMN” represents Global & Multinational Enterprises; “SME” represents Small & Medium Enterprises 2. Revenue by geography and customer segment based on 2019 pro forma revenue, including Egencia . Revenue by industry based on 2019 actual revenue, excluding Egencia and HRG; by revenue stream based on 2019 actual revenue, excluding Egencia Revenue by Geography (2) Revenue by Customer Segment (2) by Revenue Stream (2) US , 48% EMEA , 36% APAC and other , 9% Americas ex US , 6% GMN , 55% SME , 45% Travel , 76% Product & Professional Services , 24% No single customer or supplier accounts for greater than 6% of total revenues Revenue by Industry (2) IT , 16% Financial Services , 16% Healthcare , 14% Business Services , 13% Industrial , 11% Other , 31%

Growing Catalog of Loyal, Blue - Chip Customers 18 $2.6 Bn 2018 - 2020 Average Gross Annual Wins (2.4x win/loss ratio) Customer Retention Rate (2019) 95%+ Year Average Tenure for Top 100 Customers (2) 16 40 of the Top 100 U.S. Companies by Travel Spend (3) 5 of 10 Largest Health Care Companies (5) 5 of 10 Largest U.S. banks (4) 58% 2020 AM Law Top 100 3 of 4 Big Four Accounting Firms of GBT Gross Profit Comes From SME (1) >50% Notes: 1. Pro forma for Egencia acquisition 2. Tenure based on top 100 clients by 2019 FY TTV, with tenure calculated until September 2021 (excluding former HRG clients) 3. Per BTN’s 2020 Corporate Travel 100 4. Per Federal Financial Institutions Examination Council, largest holding companies by total assets as of 30 - Jun - 2021 5. Per Pharm Exec / Evaluation Ltd. 2020 rankings of largest pharmaceutical companies by revenue

SECTION 3 Key Investment Highlights 19

Leading B2B Travel Platform, With Strong Brand and Strategic Shareholders Unique Model With Strong Value Proposition to Customers and Suppliers Enabled by Cutting - Edge Technology Multiple Avenues to Accelerate Growth and Create Value Well - Positioned for Recovery in the Large and Resilient Travel Sector Proven Value Creation Through M&A and Operational Expertise Strong Financial Performance, With Proven Track Record of Growth and Profitability Highly Attractive and Differentiated Investment Opportunity 20 1 3 4 5 6 2

1 The Clear Leader in B2B Travel

AMERICAN EXPRESS GLOBAL BUSINESS TRAVEL

Leadership in Scale

TTV ($Bn)[1]


~40% larger in TTV than the next closest competitor
39
28
23
8
7
6
GLOBAL BUSINESS TRAVEL
BCD travel
CWT
ctm
FCM
Direct Travel

- Global presence that serves clients 24/7 wherever and whenever they want
- Delivering superior customer and supplier value
- Efficient cost base and financial stability
- Differentiated investment capacity helps promote innovation and creates a unique competitive advantage

Leadership in Technology

- $600MM invested in purpose-built technology[2]; infrastructure is less than six years old
- GBT's Core Platform powers global travel programs at scale by connecting leading proprietary and third-party tools


Neo™
Mobile
Agent
AI/Chat
Future channels
Products & services
Core Platform
CONNECT PROFILE™
SUPPLY MARKETPLACE
GLOBAL TRIP RECORD™
Data Lake

Leadership in Solutions

- Leading solutions designed to address all needs of any travel program

GLOBAL BUSINESS TRAVEL	OVATION TRAVEL GROUP / LAWYERS TRAVEL	EGENCIA
Business Travel, Meetings & Events for GMN Clients	*Solution of Choice for High Touch SME Clients*	*Solution of Choice for Digital-First SME Clients*

NPS Scores[3]


56
52
49
44
39
36
33
EGENCIA
GLOBAL BUSINESS TRAVEL
ctm
Direct Travel
CWT
TripActions
BCD travel

Notes:
1. GBT includes ~$8Bn TTV from Egencia; BCD includes ~$11Bn TTV from affiliates; CTM pro forma for T&T acquisition. Not a comprehensive list of all TMCs, only TMCs known to have $5Bn+ TTV shown
2. $600MM excludes purchase price for acquisition of Egencia
3. Per July-August 2021 SPAC commissioned survey

21

World - Class Team Supported by Trusted Shareholders 22 1 Select Shareholders EVAN KONWISER EVP Product, Strategy & Communications MICHAEL QUALANTONE Chief Revenue Officer MARTINE GEROW Chief Financial Officer PAUL ABBOTT Chief Executive Officer ANDREW CRAWLEY Chief Commercial Officer BORIANA TCHOBANOVA Chief Transformation Officer DAVID THOMPSON Chief Technology Officer SI - YEON KIM Chief Risk & Compliance Officer ERIC BOCK Chief Legal Officer, Global Head M&A PATRICIA HUSKA Chief People Officer MARK HOLLYHEAD President, Egencia

GBT Flywheel: Creating a Unique Differentiated Model 23 2 Premium economics invested into technology and growth GBT delivers differentiated value to clients One of the largest aggregations of premium demand in travel Building a world leading B2B travel platform and solutions Efficient access for suppliers to one of the most valuable client bases in travel Differentiated content, experiences, and savings for our customers

Leading Technology Powering Solutions That Create Value and Loyalty With Travelers and Travel Managers … 24 2 Comprehensive Suite of Tech - Enabled Tools for Travelers AND Travel Managers Unrivaled Value • Most comprehensive and competitive content, driving savings for customers • Leading analytics, insights, benchmarking and consulting services to optimize travel spend, all in one platform Unrivaled Choice • Solutions designed around customer needs and powered by a modern, agile Core Platform • Comprehensive travel management toolkit – integrated into customer environments to work seamlessly Unrivaled Experience and Support • 24/7 global support for any traveler, anywhere in the world, from any device and medium • Bringing together the leading digital, self - service and agent - facilitated traveler experience For Traveler Managers For Travelers Air Re - Shop Œ Virtual Payment GBT Account Premier Insights Œ Peer Travel Insights Œ Agent On - Demand AI/Chat Expert Auditor Œ Hotel Re - shop Expert Œ Disruption Management Mobile Neo Œ

19% 15% 47% 19% 5 Years or Less 6-10 Years 11-20 Years 21+ Years … Resulting in a High - Quality, Loyal Customer Base 25 81% of Our Top 100 Customers Have Been With Us for More Than Five Years High Customer Retention of 95%+ Distribution of Tenure Across Top 100 Customers (1) 2 ► Consistently adding to customer base with new annual wins averaging $2.6Bn over the last three years ► Aggregate win / loss ratio of 2.4x Notes: 1. Analysis reflects top 100 retained clients based on 2019 FY TTV, with tenure calculated until September 2021 (excluding forme r H RG clients). Between 2019 and 2021 YTD GBT won a further 23 new customers that would be in the top 100 based on expected annual TTV for a normal full year of trading ► 16 - year average tenure across top 100 customers

2 We Deliver Suppliers the Most Valuable Customer Base in Travel

AMERICAN EXPRESS GLOBAL BUSINESS TRAVEL

Our Travelers Are ~2x More Valuable Than Leisure Customers

Business travel represents 30% of passengers[(1)], but 55% - 75% of supplier profits because they purchase[(2)]:

- ► More premium seats
- ► More flexible tickets
- ► More long-haul international trips
- ► More last-minute bookings

GBT Delivers a Higher Average Air Ticket Price Than the TMC Average[(3)]

Average Air Ticket Price



$675
+41%
$479
Amex GBT
TMC Benchmark

Largest Aggregation of Premium Demand in Travel

- ► Distributes large volumes of supplier content
- ► Concentration of premium customers ensures high-margin revenue for suppliers

Strong Platform & Optimization Capabilities

- ► Delivers a high ROI channel for suppliers
- ► Revenue management platform provides data insight

Differentiated Marketplace Content

- ► Single-platform access to all major content sources
- ► Proprietary air content represents 12% of sales; proprietary hotel content that beats best available rate 1/3 of the time

Notes:
1. *Estimated by A4A for U.S. airline industry pre-COVID*
2. *Per McKinsey, Skift*
3. *Per IATA DDS, FY2019. TMC benchmark is average of identified TMCs within DDS dataset*

26

Technology Investments Create a Sustainable Competitive Advantage 27 Acquisition Organic / Internal Leading B2B Platform EGENCIA 2021 30 SECONDS TO FLY Travel AI Capability 2020 Infrastructure Stand - up 2017 Neo, Online Booking Platform 2016 Core Platform Launch 2016 Industry - Defining Product and Technology Strategy 2015 2021 - 2022 2021 – 2022 Priorities Digital Acceleration Cloud Migration NDC Digital & Ecommerce Hub 2019 2 Completed $600MM+ in Product & Platform Investments (Excluding Egencia), with Significant Benefits to Come

Significant Runway for Growth & Margin Expansion 28 Multiple Levers To Drive Growth Positioning GBT for Margin Expansion • $235MM of structural cost reductions will enable GBT to realize higher margins • Utilize proven synergy realization playbook to drive value from recent M&A • Continue to leverage differentiated technology platform to drive productivity • Drive positive mix shift toward highly profitable SME segment • Accelerating new wins driven by differentiated value and “flight to quality” • Growing leadership in SME , the fastest - growing industry segment with the largest addressable market • Well positioned to capture the shift from unmanaged to managed SME travel • Robust M&A pipeline with proven track record of successful execution and integration • Expand GBT Partner Solutions to power the industry A B C D A B C D 3

Strong Organic Growth Momentum Driven by Increasingly Relevant Value Proposition and “Flight to Quality” Customer Supplier Customers seek Unrivaled Value to do more with their travel budgets Efficient Access to valuable business customers even more important to suppliers as they rebuild revenue base Unrivaled Experience – Traveler well - being is a top priority for company executives Suppliers overwhelmed with service requests Unrivaled Choice of solutions designed to meet evolving customer needs in all segments Superior Supplier Economics from new retailing and merchandising opportunities $3Bn 2020 New Wins (1) Most since JV formation 52 Customer NPS Score (2) 92% 2020 “Top two box” Traveler Satisfaction (3) +90bps vs. 2019 Clear momentum in recent performance 80% 16 out of top 20 supplier contracts renegotiated with equal or better terms since January 2020 (4) 29 Notes: 1. Based on 2019 volumes 2. Per July - August 2021 SPAC commissioned survey 3. Average for 2020 GBT traveler satisfaction (CSAT) surveys 4. Negotiation in progress for remaining 4 suppliers 3 Tailwinds from value proposition becoming even more critical going forward

3 GBT Is Positioned for Significant Growth in the High-Value SME Segment

GLOBAL BUSINESS TRAVEL

2019 Total Travel Spend


~$270Bn(1)
~$60Bn(1)
Global and Multinational (GMN)
Global Managed SME

Only **~30%** of global SME spend is managed today[1]

No. 1 Largest managed SME player

~40% Larger in TTV than the next GBTS competitor

Industry-Leading SME Platforms

EGENCIA

- ► Integrated digital platform built for digital-first solutions segment, the fastest growing segment in business travel
- ► Simple, easy to use proposition for the traveler
- ► Lowest-cost, turnkey solution for customers

OVATION TRAVEL GROUP

- ► Recognized leader in providing high-touch service at scale
- ► Deep strength in high-value industry verticals
- ► C-Suite, VIP and premium servicing

Significant investments in recent years to grow GBT's presence in attractive SME space through leading platforms

Source: GBTA, JP Morgan T&E Benchmark, ARC, Phocuswright, Airlines for America, European Business Travel Barometer survey, iResearch China
Notes:
1. Segment sizes are estimated

30

3 Egencia Acquisition Will Expand GBT's SME Offering Through the Leading Digital-First Solution

AMERICAN EXPRESS GLOBAL BUSINESS TRAVEL

Transaction Overview

- In May 2021, GBT announced it would acquire Egencia from Expedia
- Transaction results in Expedia owning a ~14% stake in GBT[1]
- The transaction values Egencia at $750MM (~19x 2019A Adj. EBITDA, or ~5x including synergies)
- Transaction closed in November 2021

Strategic Rationale

- Nearly doubles SME presence – the largest, highest margin and fastest-growing segment
- Adds the leading digital-first solution to GBT portfolio
- Adds Expedia, the world's second largest travel company, as a meaningful shareholder and strategic partner
- Full access to exclusive Expedia content
- Significant expected synergy opportunity ($109MM run rate)

Highly Attractive Synergized Purchase Multiple



18.8x
(13.8x)
Reduction
5.0x
Synergy driven by revenue harmonization, workforce rationalization and real estate optimization
Purchase Multiple
Synergies
Synergized Multiple

Notes:
1. *Pro forma for the GBT / APSG transaction*

31

GBT Plans To Emerge From Pandemic With Optimized Cost Structure and Greater Competitive Strength 32 Overview of OpEx Optimization ► $235MM of cost reductions executed since beginning of 2020, as part of a broader pre - COVID margin enhancement program ► ~80% of permanent cost reductions already realized ► Opportunities to continue to leverage differentiated technology platform to further drive productivity $235MM of Savings Executed in 2020 All Actions Executed, ~80% of Permanent Cost Reductions Already Realized $32 $24 $19 $160 $235 Vendor Cost Reduction Real Estate Other Productivity & Efficiency Total Represents 13% of 2019A cost base $185 $50 $185 $40 $10 $235 Realized Savings Productivity & Efficiency Other Total All actions completed, realized with volume recovery Fully realized by 2021 - 2022 All actions completed and savings realized 3

Industry Participants Are Bullish on Near - Term Recovery 33 Source: BofA Global Research: Global Travel Survey (Jul - 2021) 69% 81% 73% 68% 78% 71% 74% 31% 19% 27% 32% 21% 29% 26% U.S. China U.K. Germany France Japan Total Increase or No Change Decrease 72% 83% 73% 81% 80% 82% 79% 28% 16% 28% 19% 19% 18% 21% U.S. China U.K. Germany France Japan Total At or Prior to 1H22 After 1H22 “How do you expect your business travel to change relative to before COVID - 19?” 74% of Respondents Expect Business Travel to Return to Pre - Pandemic Levels or Above “If you travel for business, when do expect to take your next business trip?” 79% of Respondents Will Have Taken Their Next Business Trip by Mid - 2022 4

Volume Recovery Appears Well Underway 34 4 Weekly Gross Total Transactions % Recovery vs. 2019 Gross Total Transactions % Recovery vs. 2019 Total Gross Transaction Recovery (1)(2) Notes: 1. Includes Gross Total Transactions from most major proprietary countries. Excludes Egencia. 2. Week 2 starts 03 - Jan - 2021. Week 47 ends 20 - Nov - 2021 Select Data Points (Week Ending November 20, 2021) 0% 10% 20% 30% 40% 50% - 100,000 200,000 300,000 400,000 500,000 ► Total Gross Air Transactions at 50% recovered, with Amex GBT at 47%, Egencia at 58% and Ovation at 60% recovered. ► Amex GBT U.S. Gross Transactions at 44% recovered (1) ► Amex GBT U.S. SME Total Gross Transactions at 54% recovered and EMEA SME at 72% recovered (1) ► Amex GBT Europe Total Gross Transactions at 51% recovered (1) ► Governments are generally starting to cautiously relax travel restrictions, for example the U.S. opened up for vaccinated international travelers in November; the U.K., Germany, France and Canada are open to U.S. vaccinated travelers; and travel within the E.U. is also without restrictions

5

History of Successful M&A Execution and Integration, With Further Room To Grow

GLOBAL BUSINESS TRAVEL

History of Success in Executing Highly Synergistic M&A

	Target	Date	Rationale
TRANSFORMATIVE	EGENCIA	Nov '21	▶ Digital platform and scale in U.S. SME
	HRG	Jul '18	▶ Transformative expansion
SCOPE & SCALE	OVATION TRAVEL GROUP	Jan '21	▶ Scale and capability in U.S. SME
	DER Business Travel	Sep '19	▶ German presence and SME expansion
	GBT Spain (Barcelo)	Dec '17	▶ Spanish and European expansion
	BANKS ● SADLER	Aug '17	▶ Meetings and events solutions
	SMT	Oct '16	▶ SME scale and Nordic presence
CAPABILITIES	30STF	Oct '20	▶ AI messaging capabilities
	KDS	Oct '16	▶ Marketplace and POS technology

Technologically Additive (Egencia, Banks Sadler, 30STF, KDS)

Hogg Robinson Group Acquisition Case Study

Acquisition Overview

- Acquired HRG, the fourth largest TMC globally, in July 2018
- Combined two advanced travel technology and development platforms
- Added ~$5.5Bn incremental TTV and ~$400MM revenue

Implied TEV/EBITDA Multiple Over Time



$62MM acquired Adj. EBITDA
11.4x
$75MM synergies / harmonization achieved (vs. $46MM budgeted)
5.1x
$90MM synergies / harmonization expected (vs. $77MM budgeted)
4.6x
Pre-acquisition (FY'18A)
Post-acquisition + synergies (FY'19A)
Post-acquisition + synergies (FY'22E)

35

$400 $1 $151 $189 $241 $290 $401 2014 2015 2016 2017 2018 2019 $2,282 $547 $1,488 $1,524 $1,609 $1,899 $2,829 2014 2015 2016 2017 2018 2019 $462 $40 $205 $245 $292 $356 $502 2014 2015 2016 2017 2018 2019 Proven Financial Track Record 36 GBT Egencia GBT Revenue ($MM) GBT Adj. EBITDA & Margin ($MM) (3) JV Formed JV Formed ~400bps in margin uplift from 2015 - 2019 14% 16% 18% 19% 74% 77% 82% 81% JV Formed GBT Free Cash Flow & Conversion (4) ($MM) 18% 80% 6 Notes: 1. GBT CAGR excludes Egencia 2. GBT 2019 Revenue of $2,282MM includes GAAP revenue of $2,119MM plus pro forma impact of DER and Ovation acquisitions of $124M M p lus FX normalization of $39MM 3. Pro forma for Egencia . Adj. EBITDA is a non - GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Adj. EBITDA to GAA P 4. Free Cash Flow is a non - GAAP measure. Free Cash Flow is defined as Adj. EBITDA - Capex (2)

SECTION 4 Financial Overview 37

$502 $527 $626 $736 $846 9.9x 9.4x 7.9x 6.8x 5.9x 2019 2023 Business Plan at ~70% Industry Recovery 2023 at 80% Industry Recovery 2023 at 90% Industry Recovery 2023 at 100% Industry Recovery GBT Would Return to Pre - COVID Adj. EBITDA With Only ~70% Demand Recovery 38 ($MM, unless otherwise stated) Notes: 1. Pro forma for Egencia . Adj. EBITDA is a non - GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Adj. EBITDA to GAA P Significant Upside Under Quicker Recovery Scenarios Adj. EBITDA (1) Implied AV / EBITDA Multiple

Building Blocks of Medium-Term Adj. EBITDA Growth at 100% Base Earnings Potential

GBT Cost Savings and Egencia Acquisition Synergies to Significantly Boost Adj. EBITDA Growth(1)(2)

($MM)



$462
$40
$502
$235
$737
$109
$846
GBT PF 2019 Adj. EBITDA
Egencia Standalone 2019A Adj. EBITDA
PF Adj. EBITDA
GBT Standalone Cost Savings
PF Adj. EBITDA Ex. Synergies
Run-Rate Synergies
Run-Rate PF Adj. EBITDA

Notes:
1. *Adj. EBITDA is a non-GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Adj. EBITDA to GAAP*
2. *Run-Rate pro forma Adj. EBITDA excludes expected benefit from yield improvements, Egencia structural savings, partially offset by public company costs*

39

We Believe GBT Is a Superior Investment Opportunity to Peers Business Services GBT Scale Organic Growth Prospects Consolidation Opportunity Depth of Customer Relationships End Market and Supplier Diversity Low Capital Intensity Technology Capabilities EV / 2023E Adj. EBITDA (1) EV / 2023E FCF (1)(2) 9.4x 21.2x 23.9x 20.4x 12.2x 12.8x 22.3x 12.4x 13.2x 11.2x 11.6x 22.3x 27.3x 26.1x 14.5x 18.1x 24.2x 14.1x 19.5x 13.6x Corporate Travel & GDS – – – – – 40 Notes: 1. Market data as of 29 - Nov - 2021 2. Free Cash Flow is a non - GAAP measure. Free Cash Flow is defined as Adj. EBITDA - Capex 3. Pro forma for Egencia . Adj. EBITDA is a non - GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Adj. EBITDA to GAA P – – – (3) (3)

9.4x 23.9x 22.3x 21.2x 20.4x 12.8x 12.2x 13.2x 12.4x 11.2x 9.9x 32.5x 28.8x 28.5x 21.9x 15.8x 16.1x 13.0x 21.7x 6.7x Amex GBT Cintas Paychex ADP Ecolab Iron Mountain Genpact Amadeus CTM Sabre GBT Valuation Presents an Opportunity to Invest at a Discount EV / 2019A & 2023E Adj. EBITDA $5.0 $49.1 $44.7 $101.5 $70.8 $22.7 $10.6 $33.0 $2.0 $6.4 Source: Management projections, Capital IQ, Thomson Consensus Estimates; market data as of 29 - Nov - 2021 Notes: 1. Pro forma for Egencia . Based on Adj. EBITDA for GBT. Adj. EBITDA is a non - GAAP measure. Please refer to the Supplemental Materials section for reconc iliation of Adj. EBITDA to GAAP 2019A 2023E Enterprise Value ($Bn) (1) 41

4.0 3.5 3.3 2.5 2.2 1.8 (0.6) (0.1) (3.3) (6.1) Average: 2.1 (3.2) Amex GBT Iron Mountain Cintas Ecolab ADP Paychex Genpact Amadeus CTM Sabre 86% 137% 123% 123% 119% 112% 96% 194% 99% 81% Average: 118% Average: 125% Amex GBT Genpact Paychex ADP Cintas Iron Mountain Ecolab CTM Amadeus Sabre GBT Adjusted EBITDA Margin Expansion Compares Favorably to Peers, With Further Operating Leverage Upside at Full Recovery Source: Management projections, Capital IQ, Thomson Consensus Estimates; market data as of 29 - Nov - 2021 Notes: 1. Pro forma for Egencia . Based on Adj. EBITDA for GBT. Adj. EBITDA is a non - GAAP measure. Please refer to the Supplemental Materials section for reconc iliation of Adj. EBITDA to GAAP ‘23E Revenue % of ’19A ’19A - 23E Change in EBITDA Margin (p.p.) (1) (1) 42 22% 37% 25% 24% 27% 43% 18% 40% 31% 18% Average: % 2023E EBITDA Margin

SECTION 5 Thank You 43

SECTION 6 Supplemental Materials 44

History of American Express Global Business Travel 2020 2019 2018 2017 2016 2015 2014 2021 1915 2014 Amex separates its Global Business Travel division into a joint venture with an investor group led by Certares ; GBT enters into trademark license agreement, which grants license to use the Amex brand name 2015 GBT develops product and technology strategy to power the platform, and maintain robust privacy and data security 2016 Acquired KDS - proprietary OBT and ecommerce capability. Buildout of core platform capable of powering a global travel program at scale 2017 GBT expands standalone infrastructure for key systems, including global telephony and network 2019 Created Neo Technology Group – dedicated hub for digital and e - commerce innovation. Refreshed GBT branding 2020 GBT achieves a record year for growth by newly won customer expected annual value (based on 2019 travel volumes) and growth in customer and traveler satisfaction performance. Acquired 30STF – leading - edge AI capabilities 1915 Amex establishes a Travel Division and starts its first travel agencies 2018 GBT acquires Hogg Robinson Group (HRG) and completes full separation of infrastructure from Amex 2021 GBT acquires Ovation and Egencia 45

GBT Sets the Standard for ESG in Travel Customer ESG Score ► GBT achieved carbon neutrality for employee business travel ► Pioneering Sustainable Aviation Fuel initiative with Shell to progress industry’s path to net - zero emissions ► Partner with UNICEF to support education for the world’s most vulnerable children ► 74% employee engagement score in 2021 (+3% vs. high - performing benchmark) ► Significant focus on DEI initiatives , led by six inclusion groups within the Company ► Strong focus on inclusion and board diversity ► Thought leader on compliance issues and solutions ► Significant investment in compliance processes and infrastructure as a BHC - controlled subsidiary Customers are able to choose carbon offset and green filters through Neo Collaborate with GBT on anti - human trafficking initiatives Customers are ensured to be within all internal and external travel compliance statutes Environmental impact tracking, analytics, and reporting data Environmental Governance Social 46

2019A 2020A 2021E 2022E 2023E Total Transaction Value ($Bn) 38.5 8.3 7.6 18.8 30.8 % of 2019A 22% 20% 49% 80% GBT GAAP Revenue 2,119 793 Egencia 547 184 Ovation / DER Pro Forma 124 26 FX at Constant Currency 39 21 Total PF Revenue 2,829 1,023 828 1,631 2,420 Growth % - (64%) (19%) 97% 48% % of 2019A 36% 29% 58% 86% PF Adj. EBITDA (2) 502 (625) (557) 7 527 Margin % 18% (61%) (67%) 0% 22% PF Capital Expeditures (101) (81) (73) (85) (99) Revenue % 4% 8% 9% 5% 4% Summary Financials (1) ($MM, unless otherwise noted) 47 Notes: 1. Pro forma for Egencia 2. Adj. EBITDA is a non - GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Adj. EBITDA to GAAP 3. Management estimate Includes $60MM one - time costs from customer service operations ramp - up Egencia PF Adj. EBITDA projected to be ($59MM) GBT modeling ~70% industry recovery. 2023E TTV reflects industry recovery and net new wins (3)

2015A 2016A 2017A 2018A 2019A 2020A GAAP Operating Income (116) (33) 34 74 206 (747) Depreciation & Amortization 71 78 96 125 141 148 Share of Earnings in Equity Method Investments 3 1 4 6 5 (5) Restructuring Charges 37 27 30 21 12 206 Integration Costs – – 0 17 36 14 M&A Costs – 5 11 24 12 10 Separation Costs 139 87 59 39 3 (0) Non Cash Equity Plan 4 4 4 4 6 3 Other – 3 0 2 8 8 Adj. EBITDA 138 172 238 311 428 (363) Parallel Costs 48 49 36 15 1 2 TSA Admin Fee & Premium 14 10 7 3 – – PCI – – 1 12 4 0 Board Expenses 4 4 4 3 4 3 Product Investments – 10 14 12 9 0 All Other Adjustments – – (8) – – – Management Adj. EBITDA 205 245 292 356 447 (358) Ovation PF EBITDA 5 (21) DER PF EBITDA 4 – FX at Constant Currency 7 2 Adj. EBITDA (PF for Ovation/DER) 205 245 292 356 462 (377) Egencia PF EBITDA 40 (248) Total PF Adj. EBITDA (PF for Ovation/DER/Egencia) 205 245 292 356 502 (625) EBITDA Reconciliation 48 ($MM)

Current Balance Sheet PF for SPAC Estimated as of 12/31/21 Post-Money Revolving Credit Facility Term Loan B1 241 241 New Term Loan 800 800 Total Term Loan Debt 1,041 1,041 Preferred Equity 164 (164) Total Term Loan Debt + Preferred Equity 1,205 (164) 1,041 Cash (475) (897) (1,373) Net Debt 730 (1,061) (332) Post-Money Equity Value 5,316 Post-Money Enterprise Value 4,984 2023E Adj. EBITDA 527 527 Net Debt / 2023E Adj. EBITDA 1.4x (2.0x) (0.6x) SPAC Adj. Pro Forma Capitalization 49 (3) (1) (2) ($MM, unless otherwise noted) Notes: 1. Assumes estimated available cash balance of $475MM as of 31-Dec-21 2. Excludes any potential dilutive impact of outstanding warrants. Assumes no shareholder redemptions. No incremental dilution at close from sponsor promote deferral of 6.7MM shares and seller earn-out of 15.0MM shares 3. Adj. EBITDA is a non-GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Adj. EBITDA to GAAP

Summary Risk Factors

This Presentation is being provided to certain sophisticated institutional investors for a potential investment in the SPAC as part of the proposed Transaction with GBT. Investing in the securities to be issued in a private placement in connection with the Transaction involves a high degree of risk. You should carefully consider these risks and uncertainties, together with all of the other information contained in this Presentation, and should carry out your own diligence and consult with your own financial, tax and legal advisors concerning the risks and suitability of an investment in this private placement transaction before making an investment decision. If the SPAC, GBT or, following the consummation of the Transaction, the public company ("PubCo") cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, the combined company's business, financial condition or results of operations could be materially and adversely affected. Additional risks and uncertainties not presently known to the SPAC or GBT or that the SPAC or GBT currently deem immaterial may also impair the combined company's business operations. Unless the context otherwise requires, all references below to the "Company, " "we," "us" or "our" refer to the business of GBT and its subsidiaries prior to the consummation of the Transaction, and PubCo and its subsidiaries, including GBT, following the consummation of the Transaction.

Risks Relating to Our Business and Industry

- The COVID-19 pandemic has had, and is expected to continue to have, a significant adverse impact on our business, including our financial results and prospects, and the travel suppliers on which our business relies.
- The ongoing impact of the COVID-19 pandemic on our business and the impact on our results of operations is highly uncertain.
- Our revenue is derived from the global travel industry, and a prolonged or substantial decrease in global travel, particularly air travel, could adversely affect us.
- The widespread adoption of teleconference and virtual meeting technologies could continue to reduce the number of in-person business meetings and demand for travel and our services, which could adversely affect our business, financial condition and results of operations.
- The travel industry is highly competitive.
- Consolidation in the travel industry may result in lost bookings and reduced revenue.
- Our business and results of operations may be adversely affected by macroeconomic conditions.
- Our international business exposes us to geo-political and economic risks associated with doing business in foreign countries.
- Complaints from travelers or negative publicity about our services can diminish client confidence and adversely affect our business.
- Our substantial indebtedness could adversely affect our business and growth prospects.
- The terms of the senior secured credit agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.
- Servicing our indebtedness will require a significant amount of cash. Our ability to generate cash depends on many factors, some of which are not within our control.
- Certain results and trends related to our business and the travel industry more generally are based on preliminary data and assumptions, and as a result, are subject to change and may differ materially from what we expect.

Risks Relating to Our Dependence on Third Parties

- If we are unable to maintain existing, and establish new, arrangements with travel suppliers, or if our travel suppliers and partners reduce or eliminate the commission and other compensation they pay us, our business and results of operations would be negatively impacted.
- Our business and results of operations could be adversely affected if one or more of our major travel suppliers suffers a deterioration in its financial condition or restructures its operations or, as a result of consolidation in the travel industry, loses bookings and revenue.
- Unless we maintain good relationships with our Travel Partner Network ("TPN"), through which we service clients globally, and renew existing, or enter into new, TPN agreements, we may be unable to expand our business, and our financial condition and results of operations may suffer.

50

Summary Risk Factors (Cont’d) 51 ► We may have disputes with our third - party travel management companies (“TMCs”) and independent advisors that are clients of GBT Partner Solutions who, through GBT Partner Solutions, can access GBT’s technology platform and content (collectively “Network Partners”), and they may refuse to implement our strategies or seek to te rminate their agreements with us if the brands’ performance is worse than they expected. ► Our Network Partners could take actions that may harm our business. ► Travel suppliers’ use of alternative distribution models, such as direct distribution models, could adversely affect our busi nes s. Risks Related to Employee Matters, Managing Our Growth and Other Risks Related to Our Business ► Our ability to identify, hire and retain senior management and other qualified personnel is critical to our results of operat ion s and future growth. ► We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to f und our operations. ► We may be unable to identify and consummate new acquisition opportunities, which would significantly impact our growth strate gy. ► We may not realize the anticipated benefits of the Egencia Acquisition. ► The unaudited pro forma consolidated financial information in this presentation is presented for illustrative purposes only a nd is not necessarily indicative of the operating results or financial position of the Company following completion of the relevant transactions, including the Egencia Acquisition. ► Any due diligence conducted by us in connection with potential future acquisitions may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations. ► We face pension and other postretirement benefit obligations. ► A decline in the liability discount rate, lower - than - expected investment return on pension assets and other factors could affect our results of operations or amount of pension funding contributions in future periods. Risks Related to Intellectual Property, Information Technology, Data Security and Privacy ► Any termination of the trademark license agreement with American Express for rights to the American Express trademarks used i n o ur brands, including failure to renew the license upon expiration, could adversely affect our business and results of operations. ► Any failure to maintain or enhance the reputation of our brands, including the licensed American Express brands, could advers ely affect our business and results of operations. ► Our commitments under, and limitations imposed by, the trademark license agreement with American Express for rights to the Am eri can Express trademarks used in our brands, could adversely affect our business and result of operations. ► Any termination of, or failure to renew, the agreement with American Express related to joint negotiations with travel suppli ers for travel supplier content for both us and American Express’ Travel and Lifestyle Services division, could adversely affect our business and results of operations. ► If we fail to develop new and innovative technologies or enhance our existing technologies and grow our systems and infrastru ctu re in response to changing client demands and rapid technological change, our business may suffer. ► We rely on information technology to operate our business. System interruptions, defects and slowdowns, including with respec t t o information technology provided by third parties, may cause us to lose travelers or business opportunities or to incur liabilities. ► Our use of “open source” software could adversely affect our ability to protect our proprietary software and subject us to po ssi ble litigation. ► Our processing, storage, use and disclosure of personal data, including of travelers and our employees, exposes us to risks s tem ming from possible failure to comply with governmental law and regulation and other legal obligations.

Summary Risk Factors (Cont’d) 52 ► Cybersecurity attacks or security breaches could adversely affect our ability to operate, could result in personal informatio n a nd our proprietary information being lost, stolen, made inaccessible, improperly disclosed or misappropriated and may cause us to be held liable or subject to regulatory penalties and sanctions and to litigation (inc lud ing class action litigation), which could have a material adverse effect on our reputation and business. ► Third parties may claim that the operation of our business infringes on their intellectual proprietary rights. These claims c oul d be costly to defend, result in injunctions and significant damage awards and limit our ability to use key technologies in the future (or require us to implement workarounds), which may cause us to incur significa nt costs, prevent us from commercializing our products and services or otherwise have a material adverse effect on our business. ► Our failure to adequately protect our intellectual property may negatively impact our ability to compete effectively against com petitors in our industry. Risks Relating to Regulatory, Tax and Litigation Matters ► We are subject to taxes in many jurisdictions globally. ► We may be subject to foreign investment and exchange risks. ► Increases in interest rates would increase the cost of servicing our debt and could reduce our profitability and limit our ca sh available to fund our growth strategy. ► Our business is subject to regulation in the U.S. and the other jurisdictions in which we operate, and any failure to comply wit h such regulations or any changes in such regulations could adversely affect us. ► We are subject to anti - corruption, anti - money laundering, and economic sanctions laws and regulations in the jurisdictions in wh ich we operate, including the U.S. Foreign Corrupt Practices Act and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control. Failure to comply with these la ws and regulations could negatively impact our business, results of operations and financial condition. ► Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the U. S. ► We are, and from time to time we may be, involved in legal proceedings and may experience unfavorable outcomes, which could a ffe ct our business and results of operations. Risk Related to our Organization and Structure ► We conduct certain of our operations through joint ventures where we are generally the majority owner, but in some cases, we hav e only a minority interest. Disagreements with our partners could adversely affect our interest in the joint ventures. ► The interests of the existing shareholders of GBT who will continue to hold equity in PubCo may not always coincide with our interests or the interests of our other stockholders, and may result in conflicts of interes t. ► Following the consummation of the Business Combination, PubCo will become a holding company, our principal asset will be an equity interest in GBT, and PubCo’s ability to pay taxes and expenses will depend on distributions made by its subsidiaries and may be otherwise limited by our structure and the terms of our existing and future in debtedness. ► In certain circumstances, GBT will be required to make distributions to PubCo and the existing shareholders of GBT and the distributions that GBT will be required to make may be substantial. Risks Related to the Business Combination and Ownership of PubCo Stock ► A market for PubCo’s securities may not be available on a consistent basis, which would adversely affect the liquidity and price of PubCo’s securities. ► The market price of the PubCo's common stock may be volatile and fluctuate substantially, which could cause the value of your investment to decline. ► The PubCo will incur significant increased costs as a result of being a public company, and our management will be required to devote s ub stantial time to new compliance initiatives. ► There can be no assurance that the common stock issued in connection with the Transaction will be approved for listing on the NY SE or that we will be able to comply with the continued listing standards for NYSE, which could limit investors’ ability to make transactions in PubCo’s securities and subject PubCo to additional trading restrictions.

Summary Risk Factors (Cont’d) 53 ► Our stockholders may be diluted by the future issuance of common stock, preferred stock or securities convertible or exchange abl e into common or preferred stock, in connection with our incentive plans, acquisitions, capital raises or otherwise. ► Substantial future sales and future resales of PubCo’s outstanding shares may cause the market price of its securities to drop significantly, even if its business is doing well. ► PubCo’s ability to successfully operate the business after the Transaction will be largely dependent upon the efforts of certain key pe rsonnel, including the key personnel of GBT whom the SPAC expects to stay with PubCo following the Transaction. The loss of such key personnel could negatively impact the operations and profitability of the pos t - combination business. ► Activities taken by existing SPAC stockholders to increase the likelihood of approval of the Transaction could influence the vot e on the Transaction, reduce the "public float" of the SPAC’s common stock and ultimately impact the market price of PubCo’s securities. ► GBT will be subject to business uncertainties and contractual restrictions while the Transaction is pending. ► Subsequent to the completion of the Transaction, PubCo may be required to take write - downs or write - offs, restructuring and impairment or other charges that could have a significant negative effect on PubCo’s financial condition, results of operations and PubCo’s stock price, which could cause you to lose some or all of your investment. ► If the Transaction’s benefits do not meet the expectations of investors or securities analysts, the market price of PubCo’s securities may decline. ► The Company’s quarterly operating results may fluctuate significantly following the Transaction. ► If securities analysts do not publish research or reports about our business or if they publish negative evaluations of PubCo's business, its stock price and trading volume could decline. ► The Company may be unable to obtain additional financing to fund its operations or growth. ► Recently, there have been changes to the accepted accounting for SPACs. For example, on April 12, 2021, the Staff of the SEC iss ued a statement related to warrants issued by SPACs, which resulted in the warrants issued by many SPACs being required to be classified as liabilities rather equity. The SPAC has accounted for its ou tst anding warrants as a warrant liability and the Company will be required to determine the value warrant liability quarterly, which could have a material impact on its financial position and operating results. Ch ang es in the accepted accounting related to SPACs may also result in the recognition of accounting errors in previously issued financial statements, restatements of previously issued audited financial statements, the filing of notices that previously issued financial statements may not be relied upon, and findings of material weaknesses and significant deficiencies in internal controls over financial reporting. In addition, such ch anges could delay or have a material adverse effect on the SPAC’s and GBT’s ability to consummate the Transaction.